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                                  EXHIBIT 12

                     RITE AID CORPORATION AND SUBSIDIARIES
    STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES YEARS ENDED FEBRUARY 27, 1999, FEBRUARY 28, 1998, MARCH 1, 1997, MARCH 2, 1996,
                               AND MARCH 4, 1995

                         (DOLLAR AMOUNTS IN THOUSANDS)

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                                     Year Ended          Year Ended     Year Ended         Year Ended      Year Ended
                                     February 27,        February 28,     March 1,           March 2,        March 4,
                                        1999               1998             1997               1996            1995
                                                         As Restated     As Restated
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
Fixed Charges
Interest Expense                        $194,733           $159,752         $ 96,473          $ 68,341        $ 42,300
Interest Portion of Net Rental
 Expense (1)                             136,478            111,943           66,067            52,080          40,424
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Preferred Stock
 Dividend Requirements                   331,211            271,695          162,540           120,421          82,724

Preferred Stock Dividend
 Requirement (2)                           1,299                  -                -                 -               -

Capitalized Interest                       9,212              3,834            1,897             1,948             373
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Total Fixed Charges                     $341,722           $275,529         $164,437          $122,369        $ 83,097
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Earnings

Income Before Extraordinary Loss
 and Income Taxes                       $199,570   (4)     $516,377         $261,125   (3)    $256,202        $231,464

Fixed Charges Before Capitalized
 Interest and Preferred Stock
 Dividend Requirements                   331,211            271,695          162,540           120,421          82,724
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Total Adjusted Earnings                 $530,781           $784,072         $423,665          $376,623        $314,188
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Ratio of Earnings to Fixed Charges          1.55               2.45             2.58              3.08            3.78
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(1)  The Interest Portion of Net Rental Expense is estimated to be equal to one-
     third of the minimum rental expense for the period.

(2) The Preferred Stock Dividend Requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3) Income before extraordinary loss and income taxes for fiscal year 1997 includes a $62,562,000 one-time, pre-tax charge for nonrecurring and other charges.

(4) Income before extraordinary loss and income taxes for fiscal year 1999 includes a $233,010,000 charge for store closing and other charges.